October 16, 2020
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:	Mr. Alan Campbell
Mr. Christopher Edwards

Re: SYBLEU INC.

Amendment No 3 to Registration Statement on Form S-1

Filed October 13, 2020

File No. 333-248059

Dear Mr. Campbell and Mr. Edwards,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, SYBLEU INC., a Wyoming corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-1, as amended (Registration No. 333-248059), be accelerated so that it will become effective at 9:00 AM Eastern Standard Time on October 20, 2020 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

David R. Koos,

/s/ David R.Koos

Chairman& CEO

Joseph G. Vaini

/s/Joseph G. Vaini

CFO